Management's Discussion and Analysis

June 7, 2006

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended April 30, 2006 and its financial position as at April 30, 2006. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the annual financial statements and MD&A for 2005 and the Company's Annual Information Form (AIF), each of which is published separately and is available at www.mdsinc.com and at www.sedar.com.

Caution regarding forward-looking statements

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

From time-to-time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the US dollar and the Euro; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from, or on behalf of, our customers and counter-parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of non-GAAP measures

In this MD&A, we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and acquisitions. We use the term "organic" to describe the results presented in this way. To isolate the impact of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the base figures for the prior period using the exchange rates that were in effect for the current period.

For our pharmaceutical services business, we provide information about contract backlog. Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

Tabular amounts are in millions of Canadian dollars, except per share amounts and where otherwise noted.

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Discontinued operations

All financial references in this document exclude those businesses that we consider to be discontinued. Our discontinued businesses include our generic radiopharmaceuticals operations, our US laboratory operations, certain non-strategic pharmaceutical research services operations, and our interests in Source Medical Corporation (Source) and Calgary Laboratory Services Partnership (CLS). All financial references for the prior year have been restated to reflect this treatment. From the amounts reported in our second quarter 2005 interim report, revenues for 2005 have been reduced by $78 million and income from continuing operations has been unaffected.

Strategic initiatives

On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and divest of assets that do not contribute to the Company's areas of focus. During the second quarter, we completed the sale of Calgary Laboratory Services for $21 million. Subsequent to the end of the quarter, we finalized the sale of our pharmaceutics operations in Tampa for $5 million.

We continue to actively explore alternative ownership structures for our diagnostics business to maximize value for shareholders and at the present time we are focused on negotiations with potential purchasers. As well, we continue to review alternate strategies, including the possibility of distributing our interest in this business to shareholders in a tax-efficient manner. We expect that we will complete a transaction affecting this business before the end of this calendar year.

On February 22, 2006, we announced the successful completion of our mediation process with Atomic Energy of Canada Limited (AECL) regarding our MAPLE isotope production facility project. This has resolved a significant uncertainty for us and enables us to concentrate on further developing the medical imaging business.

Consolidated operating highlights
Second Quarter					Year-to-Date
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
$369	$362	2%	9%	Net revenues	$734	$731	-

29	38	(24%)		Operating income	72	85	(15%)
				Adjustments:
10	-			MAPLE settlement	10	-
7	-			Valuation provisions	8	-
2	-			Mark-to-market on interest rate swaps	2	-
1	(1)			Restructuring charges	3	-
49	37	32%		Adjusted operating income	95	85	12%
20	17			Depreciation and amortization	38	33
$69	$54	28%	69%	Adjusted EBITDA	$133	$118	13%

19%	15%			Adjusted EBITDA margin	18%	16%

Consolidated revenue for the second quarter of 2006 was $369 million, up 2% from the $362 million reported in the same period in 2005. On an organic basis, revenues grew by 9%, driven particularly by 23% organic growth in our isotopes segment. Revenues from our instruments business grew 8% organically and our pharmaceutical services business realized 3% growth in revenue on an organic basis, driven by the continued growth in all businesses except bioanalytical. Diagnostics revenues grew 2% in the quarter, after adjusting for the retroactive impact of the new Ontario fee arrangement announced in April.

Adjusted EBITDA of $69 million was up 28% compared to last year and increased 69% on an organic basis. Results in our isotopes business remained strong this quarter, and we have seen a substantial improvement in our instruments business. We are also delivering continued EBITDA margin improvement in our diagnostics business, which is reporting an adjusted EBITDA margin of 32% (29% after taking into account the retroactive fees in Ontario), up 440 basis points from this time last year, excluding the impact of the retroactive fees.

The impact of the ongoing US Food and Drug Administration (FDA) review of our Montreal bioanalytical operations remained significant this quarter. The direct costs we have incurred on the review, combined with depressed revenues in this business, resulted in consolidated adjusted EBITDA being down by $7 million year-over-year.

Adjusted operating income for the second quarter of $49 million was 32% higher than the $37 million achieved in the second quarter of 2005. Adjustments reported for the quarter include a $10 million charge related to the exchange of assets associated with the MAPLE settlement, a $2 million mark-to-market loss on interest rate swaps, $1 million of restructuring charges, and an equity loss of $7 million related to provisions associated with the restructuring of MDS Capital Corp. and other investments. Including these adjusting items, operating income for the second quarter was $29 million, down from $38 million for the prior year.

Selling, general, and administration (SG&A) expenses for the quarter were $71 million, down 11% compared to the second quarter of last year and down $13 million compared to the fourth quarter of 2005 when we announced a series of initiatives to realign our cost structure to be more globally competitive. On a year-to-date basis, our SG&A spending as a percentage of revenues is 170 basis points lower than the average rate for fiscal 2005.

During the quarter, we spent $14 million on research and development (R&D) activities and expensed $1 million this year, compared to $25 million and $9 million respectively in the same quarter last year. Settlement of an audit of investment tax credits from a prior year resulted in a $3 million reduction in the amount of net R&D expense reported for the period.

Consolidated depreciation and amortization expense increased $3 million compared to last year. The increase includes amounts related to our new common business system, on which we began to record depreciation in the third quarter last year. Capital expenditures for the quarter were $15 million, excluding adjustments associated with the settlement of the MAPLE claims.

Reported earnings per share from continuing operations were $0.13 for the quarter, compared to $0.19 in 2005. Adjusted earnings per share from continuing operations for the quarter increased 22% and were $0.22 compared to $0.18 earned in the same period last year. Adjusted earnings per share for the two periods were as follows:
	2006	2005	2006	2005
Basic and diluted EPS from continuing operations - as reported	$0.13	$0.19	$0.32	$0.40
Adjustments:
MAPLE settlement	0.04	-	0.04	-
Mark-to-market on interest rate swaps	0.01	-	0.01	-
Restructuring charges	-	(0.01)	0.01	-
Valuation provisions	0.04	-	0.05	-
Quebec tax rate change	-	-	0.02	-
Adjusted EPS	$0.22	$0.18	$0.45	$0.40

MDS Pharma Services

Financial Highlights

Second Quarter					Year-to-Date
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
				Net revenues:
$78	$84	(7%)	1%	Early-stage	$156	$172	(9%)
52	53	(2%)	6%	Late-stage	103	103	-
$130	$137	(5%)	3%		$259	$275	(6%)

(6)	(6)	-		Operating income (loss)	(10)	(5)	(100%)
				Adjustment:
1	(1)			Restructuring charges	-	(1)
(5)	(7)			Adjusted operating income	(10)	(6)
8	7			Depreciation and amortization	16	14
$3	$-	n/m	n/m	Adjusted EBITDA	$6	$8	(25%)

2%	-			Adjusted EBITDA margin	2%	3%

Our pharmaceutical services business grew 3% on an organic basis, and 5% including acquisitions. We continue to experience healthy organic growth in all businesses except our bioanalytical business, on which the impact of the ongoing FDA review remains significant. As was the case in the first quarter, bioanalytical services is the only revenue line that was not up organically year-over-year. Excluding the bioanalytical business, organic revenue growth was 7% in the quarter.

Our early-stage businesses have benefited from strong organic growth in pharmacology and early clinical research. Drug safety assessment growth has moderated somewhat from the very strong growth experienced in the last several quarters. We opened the expansion of our Lyon facility in May and expect this will faciliate further growth in this business over the coming months.

Late-stage revenues grew 6% organically, balanced between our global clinical development and global central laboratory businesses. These late-stage businesses have also continued to be successful in winning new business and account for the growth in our backlog this quarter. Our average monthly pharmaceutical research backlog increased to US$400 million for the second quarter of 2006, an increase of 31% when compared to the average for the second quarter of fiscal 2005.

Average monthly backlog	(millions of US dollars)
Fiscal 2004 - Quarter 1	$240
Quarter 2	265
Quarter 3	285
Quarter 4	300
Fiscal 2005 - Quarter 1	315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 - Quarter 1	370
Quarter 2	400

Our review of our Montreal bioanalytical operations continued during the quarter. During March, the FDA conducted an audit of the facility, directing particular attention to the studies and processes covered by the review and the conduct of the review itself. At the conclusion of the FDA visit, we received observations related to this audit. The observations identified a number of issues pertaining to the effectiveness and management of the review.

We have continued to work diligently to address the issues raised by the audit and to meet all FDA expectations. We are committed to resolving all outstanding issues in a timely manner. In order to enhance this effort, we have dedicated an experienced project manager from outside the MDS Pharma Services division to take over management of the review project. To enable us to accelerate the activities related to the review in Montreal, we have temporarily suspended all commercial bioanalytical liquid chromatography/mass spectrometry operations in this facility and work has been moved to our facility in Lincoln. To date, the impact of the review on our other pharmaceutical services operations has been limited. Nevertheless, the status of studies affected by the FDA review has begun to generate a reaction among our clients. Recently, a limited number of clients advised us that they received letters from the FDA indicating that submissions containing data from our Montreal and Blainville facilities would not be processed for approval until FDA concerns are resolved. At this time, we are unable to judge what impact, if any, this will have on our business development activities. We are also not able to estimate the cost we may incur, if any, related to this development.

The decline in bioanalytical revenues has moderated on an organic basis, primarily because the impact of the review began to be felt in the Montreal facility in the second quarter last year. Despite this, the financial and operational impact of the review was significant in the quarter. The EBITDA contribution of this business for the quarter was $4 million less than for the same period last year, and included $5 million of direct spending associated with the FDA review. We incurred a further $2 million of special consulting costs to oversee the response to the review and to advise our Board. This $2 million cost is reflected in the Corporate segment.

Reported EBITDA was impacted by currency changes and the decreased profits in our bioanalytical business. Excluding the impact of currency and the drop in bioanalytical profits, adjusted EBITDA for the segment rose $9 million, including $4 million of tax credits realized as a result of the completion of on-going tax audits. Adjusted EBITDA was up $4 million organically, and all business units except Montreal bioanalytical contributed to growth in adjusted EBITDA this quarter, with particularly good contribution from our pharmacology and late-stage operations.

Capital expenditures in the pharmaceutical services segment were $9 million compared to $4 million last year. Capital expenditures were related principally to our ongoing expansion of our drug safety assessment facility in Lyon, as well as an expansion of our operations in Bothell.

We are expanding our early clinical capacity to take advantage of continued strong market demand in this service line. We have increased our facility expansion plans and added a further 300 beds to our plans for our Phoenix clinic. In May, we reopened the New Orleans site, restoring 55 beds to our network. We remain committed to increasing our early clinical research capacity. When our expansion in Phoenix is completed next year, we will have over 1,100 early clinical beds in North America. We believe this will position us well as others in the industry are reducing capacity in this market.

The pharmaceutical industry continues to improve its processes to address drug safety issues. Most recently, a study being conducted by another industry participant in Europe involving a monoclonal antibody resulted in severe adverse reactions in study participants. European regulators have reacted quickly, increasing the scrutiny of protocols and lengthening the approval time before new studies can proceed. This action may have a short-term negative impact on revenues. We have thoroughly reviewed our trial procedures in light of this development.

MDS Nordion

Financial Highlights
Second Quarter					Year-to-Date
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
$83	$75	11%	23%	Net revenues	$165	$150	10%

$11	$15	(27%)		Operating income	$35	$36	(3%)
				Adjustment:
10	-			MAPLE settlement	10	-
21	15	40%		Adjusted operating income	45	36	25%
4	3			Depreciation and amortization	8	7
$25	$18	39%	46%	Adjusted EBITDA	$53	$43	23%

30%	24%			Adjusted EBITDA margin	32%	29%

Our isotopes business grew 23% year-over-year on an organic basis in the second quarter, with continued strong performance from medical isotopes. Other revenues were also up in the second quarter this year, due to higher sales of production and self-contained irradiator compared to the second quarter of 2005.

During the quarter, we continued to focus on meeting the demands of the cardiac imaging market and worked, to the extent possible, to see that no patient needing a cardiac scan was forced to cancel a procedure due to a lack of the isotopes we produce. We stepped up production early this year, when a major competitor announced a voluntary recall of technetium generators, used primarily for cardiac imaging, while they addressed sterility issues at their primary manufacturing facility. We estimate that approximately $8 million of high-margin revenues were realized in the quarter from this added production. Industry production capacity returned to normal early in April, and accordingly, we do not expect to be able to fully retain the increase in market share that we have enjoyed over the first half of this year.

The strength in medical isotopes this quarter was partially offset by the impact from the continuing drop in the value of US dollar. In addition, although the value of the Euro appears to have stabilized, it remains well below its value at this time last year.

Organic growth in adjusted EBITDA was 46%, led by the strength in medical isotopes. The impact of currency fluctuations continues to be a concern for this business, as a significant portion of revenues is priced in US dollars and Euros.

Early in the second quarter, we were pleased to report the completion of mediation with AECL related to the MAPLE reactor project. The agreement reached with AECL provides the basis for a productive on-going relationship between us and enables AECL to move forward on the construction project. We have been relieved of any obligation for capital costs related to the completion of construction and commissioning of the reactors and the dedicated production facility, and at the same time, we have achieved a level of certainty regarding the cost of acquiring isotopes for sale in the future that was not possible under the earlier agreement.

Under this agreement, MDS exchanged its interest in the project, along with certain associated inventories, for $25 million in cash, a non-interest bearing note due over four years beginning in 2008, and a 40-year supply agreement containing terms that are similar to those contained in the current supply agreement with AECL. Since AECL has now assumed full ownership of the facility, they will be responsible for capital costs associated with completing construction and commissioning the reactors and for future operating costs. MDS has retained a commitment to assist AECL to defray the costs of any material and unusual regulatory changes, should such a change occur during the life of the current or future supply agreement. This commitment extends to cover any changes required by international agreements or treaties related to the use of highly enriched uranium for the reactors.

Under the terms of the agreement, AECL assumed all capital costs associated with construction from November 1, 2005 onwards. As at October 31, 2005, the carrying value for our interest in the project totaled $393 million. This carrying value included construction costs, as well as interest costs that were capitalized during the construction phase. During the first quarter of 2006, capital costs amounting to $14 million were incurred on the project and we recorded these as a capital expenditure as required under Canadian GAAP. As part of the settlement, AECL assumed these costs and we reached a settlement for certain earlier costs that we had capitalized prior to November 1, 2005. Also during the quarter, we updated certain tax credits claims related to some of the costs incurred on the project.

Taking into account these adjustments, the carrying value of our interest in the project was $370 million at the time of the settlement. Under the settlement, we exchanged our interest in the reactor project, along with related parts and supply inventories having a carrying value of $53 million, for $25 million in cash, the promissory note having a discounted present value of $44 million, and the 40-year supply agreement. With the assistance of an independent valuator we have determined that the fair value of the supply agreement is $344 million, and accordingly, we recorded a loss of $10 million resulting from this settlement in the second quarter.

There were no capital expenditures in the isotopes segment in the second quarter, compared to $8 million last year, which included spending on the MAPLE project. The cash flow impact associated with the MAPLE settlement and project have been grouped on a separate line in the cash flow statement this year due to the unusual nature of these activities.

The MAPLE agreement removes significant uncertainties for us related to the capital cost of the project and the cost to obtain reactor isotopes in the future. The commissioning risk remains though, as many of the technical issues have yet to be resolved. Nevertheless, there have been recent positive developments, as AECL has received permission to begin the process of powering up the first reactor to 2 MW for testing purposes. In addition, the Canadian Nuclear Safety Commission is considering extending the operating licence for the existing NRU reactor to 2011, which would allow this reactor to continue to supply us with isotopes while the commissioning of MAPLE proceeds.

We are pleased with the longer-term outlook for the isotopes business. Demand for our primary medical isotopes remain strong and our ability to maintain supply levels for the market in the face of a significant production shortfall from a competitor demonstrates our commitment to security of supply for our customers. We are also encouraged by the granting of the CE Mark for our Equinox™ cancer treatment equipment and for our Avanza patient positioning treatment table.

In February, we signed a six-year renewable contract with Molecular Insight Pharmaceuticals, Inc. (MIP) to manufacture and supply Zemiva™, a molecular imaging pharmaceutical being developed for cardiac ischemia, or insufficient blood flow to the heart. Zemiva™, currently in clinical trials, is targeted for the emergency department setting. This contract will enable us to build upon our strong development partnership with MIP through the use of our significant development and manufacturing capabilities to meet the commercial market needs of Zemiva™. As a result of the contract, we will expand our Good Manufacturing Practice (GMP) manufacturing capabilities at our Vancouver facility to support the clinical program and commercial supply of Zemiva™.

More recently, we signed a three-year contract with Bradmer Pharmaceuticals Inc. (Bradmer) for the development and clinical trial supply of Neuradiab, a monoclonal antibody conjugated to an isotope and used to treat glioblastoma multiforme (GBM), the most common and deadly form of brain cancer. In six clinical trials reported by Bradmer involving over 160 glioblastoma multiforme cancer patients, Neuradiab has demonstrated a significant survival benefit over historical controls. This new agreement with Bradmer further demonstrates our capabilities in the growing field of radiotherapeutics.

Business arrangements such as those with Bradmer and MIP are consistent with our strategic direction in this business as we focus on broadening our product offerings in medical imaging and radiotherapeutics. Expertise in radioisotope production and utilization is a key competency for MDS, and we plan to leverage this knowledge in new product areas. This expansion into new areas within the overall radiopharmaceutical value chain will serve to offset softness in the cyclotron isotopes market that has developed as radiopharmaceutical manufactures have brought new capacity on stream for in-house supply, reducing demand for outsourced product.

MDS Sciex

Financial Highlights
Second Quarter					Year-to-Date
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
$66	$65	2%	8%	Net revenues	$137	$139	(1%)

$16	$12	33%		Operating income	$31	$30	3%
6	4			Depreciation and amortization	10	7
$22	$16	38%	54%	Adjusted EBITDA	$41	$37	11%

33%	25%			Adjusted EBITDA margin	30%	27%

In the second quarter, our instruments business grew 8% on an organic basis, driven by the performance of our high-end triple quad LCMS, ion trap, and TOF/TOF products. We were able to target our manufacturing capacity on the high-demand products in the quarter, and as a result, we kept up with the continued strong market demand in this area. While demand in all markets is up, there has been a noticeable increase in interest from, and sales to, China and India, offsetting slower market growth in North America and Europe.

We noted in past reports that applied markets, which include forensics, food testing and similar applications, were fueling demand for mid-range products, and this trend became more pronounced this quarter. We continue to view these markets as attractive channels for our technologies.

Reported EBITDA grew 33% compared to fiscal 2005, and on an organic basis, adjusted EBITDA growth was 54%. During the quarter, we finalized R&D tax credit claims from prior years, resulting in the recording of $3 million of investment tax credits not previously recognized. These credits were recorded as a reduction in net R&D expenses for the quarter. In addition, we have recorded a $1 million foreign exchange gain on US-dollar denominated debt incurred in connection with our acquisition of the MALDI-TOF business in 2004. Excluding these items, adjusted EBITDA growth was 13% and the adjusted EBITDA margin was 27%, an improvement of 200 basis points from last year.

Capital expenditures in the instruments segment (excluding capitalized development costs) were $2 million, this year and last.

For the year-to-date, 40% of our revenues were generated from the sale of products that we introduced in the last two years. This is a strong indication of the importance of innovation and product differentiation in this market, which we were able to achieve because R&D remains a key strategic focus in our instruments business.

We are encouraged by the continued strength from our high-end instruments and particularly by the growing interest in this level of technology from China and India, both of which have a rapidly growing presence in pharmaceutical development. We are also seeing signs of improved growth in the proteomics market on which our new products are well positioned to capitalize. We have gradually ramped up activity in our new Singapore facility as we prepare it to take on a greater role in our manufacturing value stream. We recently completed ISO 9000 certification of the Singapore plant.

Cell-based assays, in particular label-free formats catered to by our CellKey™ product line, are gaining more attention in the market, although, as with any new technology, adoption has been gradual. We are continuing to devote sales effort to promote CellKey™ and we see interest in this new product growing.

MDS Diagnostics

Financial Highlights
Second Quarter					Year-to-Date
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
$90	$85	6%	6%	Net revenues	$173	$167	4%

$27	$19	42%	42%	Operating income	$44	$33	33%
				Adjustment:
-	-			Restructuring charges	1	-
27	19			Adjusted operating income	45	33
2	2			Depreciation and amortization	4	4
$29	$21	38%	38%	Adjusted EBITDA	$49	$37	32%

32%	25%			Adjusted EBITDA margin	28%	22%

A new Ontario fee agreement was reached in April between the Ontario Association of Medical Laboratories (OAML) and the Ontario Ministry of Health (MOH), resolving uncertainty for our diagnostics business that has existed since March 2005, when the previous agreement expired. Under the terms of the new agreement, base fees will be increased 2% in each year of the three-year term, beginning April 1, 2005.

The agreement also provides for adjustment funding should certain industry volume thresholds be reached as a result of accommodating the needs of long-term care patients and new physicians, among other criteria. Under this arrangement, funding adjustments could be made to a maximum of 0.8%, 2.9% and 4.9% over the March 31, 2005 provincial funding cap, for the years ending March 31, 2006, March 31, 2007, and March 31, 2008, respectively. If earned, these funding adjustments would be paid annually to OAML members according to their respective proportional shares of the provincial funding cap.

Completion of the new three-year fee agreement in Ontario is a substantial step forward for our diagnostics business. The agreement provides certainty about minimum fees for the industry until March 2008, and provides for increased fees to cover a portion of the incremental volumes that clinical laboratories are experiencing as patient volumes grow.

We have been operating under the terms of the previous fee agreement since April 1, 2005 and we have been performing the lab testing and incurring the related costs associated with that work since that time. As we do not recognize any fee increase until such time as a fee agreement is signed, our results for the second quarter include $3 million of base-level fee adjustments related to the period prior to February 1, 2006. As the industry volumes for the year ended March 31, 2006 exceeded the thresholds at which the adjustment funding is payable, we also recorded $1 million of adjustment fees in the quarter related to previous periods.

Excluding the retroactive fees included in income in the quarter, adjusted EBITDA for diagnostics increased to $25 million compared to $21 million reported last year, and our adjusted EBITDA margin improved to 29% from 25% last year. We have maintained the margin expansion begun last fall that is a direct result of the cost realignment initiatives launched in September last year and the LeanSigma projects that we currently have underway.

Capital expenditures in the diagnostics segment were $1 million in the quarter this year.

Corporate

Financial Highlights
Second Quarter			Year-to-Date
2006	2005		2006	2005
$(19)	$(1)	Operating costs before depreciation	$(28)	$(8)
		Adjustments:
7	-	Valuation provisions	7	-
2	-	Mark-to-market adjustment	3	-
-	-	Restructuring charges	2	1
$(10)	$(1)	Adjusted operating costs	$(16)	$(7)

In September 2005, we announced our intention to monetize our investment in MDS Capital Corp. and other investments. During the quarter, we recorded $7 million as our share of provisions and other losses incurred as these investments are positioned for sale. We continue to review disposal options for these holdings.

From time-to-time we enter into derivative contracts to hedge our exposure to foreign currency exchange rates and interest rates. During the fourth quarter of 2005, certain interest rate swaps became ineffective for hedge accounting purposes and, as a consequence, are now subject to mark-to-market accounting. In the second quarter, we recorded a non-cash loss of $2 million on these swaps.

Corporate expenditures in the second quarter of 2005 were abnormally low due to a high level of gains on foreign exchange in the quarter and equity earnings from MDS Capital Corp., neither of which was repeated this year. As noted previously, corporate spending in the current quarter included $2 million of special consulting costs associated with the FDA review.

Interest expense was $5 million for the quarter this year and $4 million for the prior year. The increase from 2005 reflects the impact of gradually increasing short-term interest rates and the imputed interest cost on a government loan associated with the MAPLE project, on which we are no longer able to capitalize the interest cost. Dividend and interest income was $2 million compared to $3 million last year.

Income taxes

As the retroactive lab fee increase in Ontario is largely sheltered from tax, the effective tax rate for the second quarter of 2006 was 19% compared to 22% for the same quarter of last year.

Discontinued operations

The results of our discontinued businesses were as follows:
	Second Quarter		Year-to-Date
	2006	2005	2006	2005
Net revenues	$18	$90	$57	$176
Cost of revenues	(16)	(75)	(49)	(147)
Selling, general and administration	(4)	(11)	(8)	(20)
Depreciation and amortization	-	-	(1)	(2)
Operating income (loss)	(2)	4	(1)	7
Gain on sale of Source	-	-	28	-
Income taxes	-	-	-	(2)
Minority interest	-	(1)	(1)	(2)
Income (loss) from discontinued operations	$(2)	$3	$26	$3
Basic earnings (loss) per share	$(0.01)	$0.02	$0.18	$0.02

Liquidity and capital resources

	April 30	October 31
	2006	2005	Change
Cash and cash equivalents	$359	$265	35%
Operating working capital[1]	$130	$84	55%
Current ratio	2.1	1.7

1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

Cash and cash equivalents has risen $94 million since year-end and $77 million since January 31, 2006. Aside from operating cash flows, the main components of the increase since January are the cash received on the MAPLE settlement and from the sale of CLS.

Accounts receivable and inventories are both down from year-end. The considerable reduction in inventories reflects the sale of $53 million of MAPLE inventories to AECL on closing of the agreement. Accounts receivable and unbilled revenue fluctuations reflect ordinary cycles in the businesses. Accounts payable are down substantially, reflecting payment of normal year-end accruals, restructuring costs, and the assumption by AECL of liabilities associated with the MAPLE project.

Excluding the cash provided by the MAPLE settlement, cash used in investing activities (excluding discontinued operations) was $16 million, reflecting capital asset additions.

Cash was provided by financing activities (excluding discontinued operations) during the quarter of
$5 million, due to cash proceeds from shares issued under our various stock purchase plans. In the second quarter of last year we repurchased 276,100 common shares for $5 million under our Normal Course Issuer Bid (NCIB). We made no purchases under our NCIB during the current quarter.

Our liquidity needs can be satisfied from cash generated from operations and short-term borrowings against our available lines of credit. During 2005, we negotiated a $500 million, five-year committed, revolving credit facility, which replaced our previous $225 million credit facility. No funds were borrowed under the facility as of April 30, 2006. We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated capital expenditures, research and development expenditures and other cash requirements in 2006. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual obligations

Subsequent to the end of the quarter, we renegotiated a substantial commitment related to outsourced information technology support. As a result, long-term obligations under these contracts of $211 million outstanding at the end of fiscal 2005 have been eliminated. We are currently in negotiation with alternative providers for these services and expect to enter into replacement agreements during the third quarter.

There have been no other material changes in contractual obligations since October 31, 2005, with the exception of those contained in the MAPLE settlement agreement, described elsewhere in this document.

There has been no substantive change in any of our long-term debt or other long-term obligations since October 31, 2005. We have not entered into any new guarantees of the debt of other parties, nor do we have any off-balance sheet arrangements.

Derivative instruments

We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to determine the fair market values of the financial instruments.

The unrecorded mark-to-market value of derivative instruments at April 30, 2006 was $9 million. As noted previously, we recorded a $2 million mark-to-market loss on interest rate swaps during the second quarter of 2006.

Capitalization
	April 2006	October 2005	Change
Long-term debt	$446	$468	(5%)
Less: cash and cash equivalents	359	265	35%
Net debt	87	203	(57%)
Minority interest	16	20	(20%)
Shareholders' equity	1,522	1,425	7%
Capital employed1	$1,625	$1,648	(1%)

1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $22 million over the first half of fiscal 2006, due principally to revaluation of our US-dollar denominated long-term debt. The US dollar has depreciated by $0.06 since October 31, 2005, resulting in a further unrealized gain on our senior unsecured notes of $20 million and bringing the total cumulative unrealized gain to $144 million. This unrealized gain is recorded in the currency translation adjustment account.

Quarterly highlights

Following is a summary of selected financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.
(millions of Canadian dollars, except earnings per share)
	Trailing 4 Quarters	Apr 2006	Jan 2006	Oct 2005	Jul 2005
Net revenues	$1,492	$369	$365	$390	$368
Operating income (loss)	$63	$29	$43	$(35)	$26

Income (loss) from continuing operations	$30	$18	$27	$(29)	$14
Net income (loss)	$42	$16	$55	$(48)	$19
Earnings (loss) per share from continuing operations
Basic and diluted	$0.21	$0.13	$0.19	$(0.21)	$0.10
Earnings (loss) per share
Basic and diluted	$0.30	$0.12	$0.38	$(0.34)	$0.14
(millions of Canadian dollars, except earnings per share)
	Trailing 4 Quarters	Apr 2005	Jan 2005	Oct 2004	Jul 2004
Net revenues	$1,481	$362	$369	$375	$375
Operating income (loss)	$163	$38	$47	$11	$67

Income (loss) from continuing operations	$113	$27	$30	$5	$51
Net income (loss)	$119	$30	$30	$9	$50
Earnings (loss) per share from continuing operations
Basic and diluted	$0.79	$0.19	$0.21	$0.03	$0.36
Earnings (loss) per share
Basic and diluted	$0.83	$0.21	$0.21	$0.06	$0.35

On a trailing four quarters basis, reported revenues have increased 1% and income from continuing operations is down 73%. Earnings per share from continuing operations are down by 73%. There were no unusual seasonal variations in these two 12-month periods. Operating income for the quarter ended October 2004 was reduced by $35 million due to valuation and other provisions related to long-term investments and deferred development costs. Operating income for the quarter ended October 31, 2005 is net of restructuring provisions amounting to $67 million and asset valuation provisions totaling $13 million.

Outlook

The second quarter of fiscal 2006 has been strong for all businesses except the bioanalytical business of MDS Pharma Services, where the on-going efforts associated with the FDA review and the impact on business development activities had a significant impact on earnings. We have redoubled our attention on this issue and will retain this focus until the FDA is satisfied with our analysis and conclusions.

Foreign currency remains a critical issue for our businesses as both the US dollar and the Euro continue to decline relative to the Canadian dollar. The diminished protection afforded by our hedges will continue to have an impact on our reported operating results this year. We will provide analysis of our results on an organic basis to help provide a clearer understanding of the trends affecting our businesses. We expect to switch to US dollar and US GAAP reporting following the completion of a diagnostics transaction.

Continued significant contract wins by our late-stage businesses and the steady growth of the early-stage businesses other than bioanalytical are encouraging. The profitability of more recent contracts is better than that of many of the older contracts still in backlog. As we complete work on these older contracts we expect to see a gradual improvement in the performance of the late-stage business.

Our isotopes business has been very successful in the first half of 2006. We demonstrated our ability to step-up production of certain critical isotopes to meet the unexpected supply disruption experienced in the market. We are hopeful that some of the increase in business we experienced in recent months will be retained, but it is too early to determine whether we will be able to maintain an improved market share. Our cobalt businesses continue to be steady performers, but short-term supply volatility is still an issue. Expected high levels of electricity demand in Ontario this summer have caused some of our suppliers of cobalt to modify their maintenance schedules. Although this will have little effect in the medium-term, we anticipate these schedule changes will affect the timing of cobalt deliveries during the last half of the year.

Continued strong sales of high-end instruments resulted in a substantially higher adjusted EBITDA margin in MDS Sciex this quarter compared to last year. Our organic growth is in line with market growth rates and we see no reason to believe this will change. At this time we see strong indications of interest from customers in China and India and improving trends in other major markets.

We remain on track to achieve our targeted improvement of a 150 to 200 basis point reduction in SG&A expenses as a percent of revenue. For the year-to-date we are 170 basis points below last year's rate, despite significant investments in Sarbanes-Oxley (SOx) compliance and the FDA review. SG&A spending for the quarter includes $2 million related directly to our ongoing efforts to ensure compliance with the SOx regulatory requirements this year. Our SOx activities will continue throughout the year at approximately this same quarterly rate. We have essentially completed our assessment phase and we are now working on remediating identified deficiencies. We are working closely with our auditors, and have established a clear plan for their audit procedures to enable them to complete their work in a timely and effective manner. Our focus is to complete the required SOx assessments for all of our continuing businesses by year-end and to put plans in place to address any identified deficiencies.

Overall, we have had a very strong first half despite challenges in our bioanalytical business. In the second half our focus will be on the completion of a transaction involving our diagnostics business, while we take steps to maintain momentum across all of our businesses.